# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Tilly's, Inc., CIK 0001524025
CUSIP: 886885102
Title of class of securities: Class A Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 10 Whatney, Irvine, California (CA), 92618
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001723643

## Reporting persons
- Shay Capital LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 3,390,000; shared voting power 0; sole dispositive power 3,390,000; shared dispositive power 0; aggregate amount beneficially owned 3,390,000 (14.84% of the class)
  Comment: Includes 30,000 shares of Class A common stock issuable upon exercise of options held by Shay Capital LLC.
- Shay Capital Holdings LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 3,390,000; shared voting power 0; sole dispositive power 3,390,000; shared dispositive power 0; aggregate amount beneficially owned 3,390,000 (14.84% of the class)
  Comment: Consists of securities directly beneficially owned by Shay Capital LLC, of which Shay Capital Holdings LLC is the sole manager.

## Item 1. Issuer
Name of issuer: Tilly's, Inc.
Address of issuer's principal executive offices: 10 Whatney, Irvine, CA 92618

## Item 2. Person Filing
Name of person filing:
Shay Capital LLC
Shay Capital Holdings LLC
Address of principal business office or, if none, residence: The principal business address of each Reporting Person is 280 Park Avenue, 5th Floor West, New York, NY 10017.
Citizenship: Shay Capital LLC and Shay Capital Holdings LLC - Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Shay Capital LLC - 3,390,000
Shay Capital Holdings LLC - 3,390,000
Percent of class:
Shay Capital LLC - 14.84%
Shay Capital Holdings LLC - 14.84%
Sole power to vote or to direct the vote:
Shay Capital LLC - 3,390,000
Shay Capital Holdings LLC - 3,390,000
Shared power to vote or to direct the vote:
Shay Capital LLC - 0
Shay Capital Holdings LLC - 0
Sole power to dispose or to direct the disposition:
Shay Capital LLC - 3,390,000
Shay Capital Holdings LLC - 3,390,000
Shared power to dispose or to direct the disposition:
Shay Capital LLC - 0
Shay Capital Holdings LLC - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit B

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Shay Capital LLC: /s/ Elan Foxman, Chief Financial Officer (08/14/2025)
- Shay Capital Holdings LLC: /s/ Elan Foxman, Chief Financial Officer (08/14/2025)